UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION     ------------------
                             WASHINGTON, D.C. 20549            SEC FILE NUMBER
                                                                   1-14164
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                                   FORM 12B-25                ------------------
                                                                CUSIP NUMBER
                           NOTIFICATION OF LATE FILING            435569108
                                                              ------------------

 (Check One): [_] Form 10-K    [_] Form 20-F    [_] Form 11-K
              [X] Form 10-Q    [_] Form N-SAR   [_] Form N-CSR

              For Period Ended:    MARCH 31, 2005

                       [_]  Transition Report on Form 10-K
                       [_]  Transition Report on Form 20-F
                       [_]  Transition Report on Form 11-K
                       [_]  Transition Report on Form 10-Q
                       [_]  Transition Report on Form N-SAR

               For the Transition Period Ended: __________________


NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

HOLLINGER INTERNATIONAL INC.
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Full Name of Registrant


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Former Name if Applicable


712 FIFTH AVENUE
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Address of Principal Executive Office (Street and Number)


NEW YORK, NEW YORK  10019
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]    (a)    The reasons described in reasonable detail in Part III of
                       this form could not be eliminated without unreasonable effort or expense;

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         [_]    (b)    The subject annual report, semi-annual report, transition
                       report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         [_]    (c)    The accountant's statement or other exhibit required by
                       Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

As previously reported, the Company formed a special committee of independent directors (the "Special Committee") on June 17, 2003 to investigate related party transactions and other payments made to certain executives of the Company and its controlling stockholder, Hollinger Inc., and other affiliates in connection with the sale of certain of the Company's assets and other transactions. The Special Committee filed its report with the U.S. District Court for the Northern District of Illinois on August 30, 2004. The Company also included the full text of the report as an exhibit to a Form 8-K filed with the SEC on August 31, 2004.

The Company previously made public its need to review the Special Committee's final report before it could complete its Annual Report on Form 10-K for the fiscal years ended December 31, 2003 and 2004 and its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2004, June 30, 2004 and September 30, 2004. The Company filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2003 on January 18, 2005.

The completion of the Company's Annual Report on Form 10-K for the year ended December 31, 2003 required the diversion of a significant amount of resources away from the completion of the Company's consolidated financial statements for 2004. The Company is in the process of completing its financial statements for 2004.

In addition, until the 2003 Form 10-K had been filed, the Company was unable to retain an independent registered public accounting firm to audit the Company's 2004 consolidated financial statements. On February 18, 2005, the Audit Committee of the Board of Directors retained KPMG LLP as the Company's independent registered public accounting firm to audit the Company's 2004 consolidated financial statements.

As disclosed in the Company's Annual Report on Form 10-K for the year ended December 31, 2003, the Company has identified material weaknesses in its systems of internal control over financial reporting. The Company is still in the process of completing the documentation, assessment, testing and remediation of its internal

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controls over financial reporting as required under Section 404 of the
Sarbanes-Oxley Act.

The preparation of subsequent period financial statements cannot be completed until the financial statements for prior periods have been finalized. As a result, the Company will not be able to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005 on May 10, 2005.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

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          JAMES R. VAN HORN               212                    586-5666
               (Name)                 (Area Code)          (Telephone Number)
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(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                           [_]  Yes     [X]  No

         The Company did not file its Quarterly Reports on Form 10-Q for its fiscal quarters ended March 31, 2004, June 30, 2004 and September 30, 2004 and its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 for the same reasons as those identified in Part III above.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           [X]  Yes     [_]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company's results of operations as reflected in its earnings statements for the first quarter of 2005 are expected to be significantly different from the first quarter of 2004 as a result of, among other things, the issues noted below. Any expected results noted for the first quarters of 2004 and 2005 are not final and are subject to revisions prior to the filing of the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2004 and 2005.

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         (i)      The Company is involved in a series of disputes,
                  investigations and legal proceedings relating to transactions between the Company and certain former executive officers, certain current and former directors of the Company and certain affiliates. The Company expects that the expenses incurred in relation to these disputes, investigations and legal proceedings in the first quarter of 2005 will be less than those incurred over the same period in 2004 by approximately $6 million to $10 million.

         (ii) On July 30, 2004, the Company completed the sale of the Company's operations in the United Kingdom, including The Daily Telegraph, The Sunday Telegraph, The Weekly Telegraph, telegraph.co.uk and The Spectator and Apollo magazines (the "Telegraph Group"). The Company will report the Telegraph Group's operations as discontinued operations in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") beginning in the third quarter of 2004.

         (iii) Using a portion of the proceeds from the sale of the Telegraph Group, the Company repaid a significant portion of its long-term debt in the third quarter of 2004 by fully repaying and cancelling all outstanding amounts under its Senior Credit Facility and repurchasing and retiring substantially all of the outstanding principal amount of the 9% Senior Notes due 2010 issued by Hollinger International Publishing Inc. and fully and unconditionally guaranteed by the Company. As a result, the Company expects that interest expense incurred in the first quarter of 2005 will be lower by approximately $4.4 million compared to interest expense the Company expects to report in the first quarter of 2004 for continuing operations.

         (iv) To cover the estimated costs of restitution and settlement of lawsuits filed against the Company in relation to overstatements of weekday and Sunday average circulation of the Chicago Sun-Times, the Company recorded a pre-tax charge of approximately $2.9 million for the first quarter of 2004. The Company continues to evaluate the adequacy of the reserves as negotiations with advertisers proceed.

         (v) In November 2004, the special purpose trust to which the Company sold participation interests of $490.5 million in exchange for Cdn.$756.8 million of 12 1/8% debentures due November 15, 2010, (issued by CanWest in partial consideration for assets acquired by CanWest in 2000), was unwound. In addition, CanWest acquired from the Company the remaining CanWest 12 1/8% debentures held by the Company and not subject to the special purpose trust. Consequently, there will be no interest income earned in the first quarter of 2005 compared to the interest of $2.3 million earned in the first quarter of 2004, nor will there be any exposure to foreign currency in relation to the participation interests, which in the first quarter of 2004 amounted to a loss of approximately $4.8 million.

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         (vi)     On December 15, 2004, the Company announced that it had
                  completed the sale of The Palestine Post Limited, the publisher of THE JERUSALEM POST, THE JERUSALEM REPORT and related publications, to Mirkaei Tikshoret Ltd. ("MTL"). The Company will report for The Palestine Post Limited as a discontinued operation in accordance with SFAS No. 144 beginning in the fourth quarter of 2004.

         (vii) On December 16, 2004, from the proceeds of the sale of the Telegraph Group, the Board of Directors declared a special dividend of $2.50 per share for the Company's Class A and Class B Common Stock to holders of record of such shares on January 3, 2005, and paid an aggregate amount of approximately $226.7 million on January 18, 2005. On January 27, 2005, the Board of Directors declared a second special dividend of $3.00 per share for the Company's Class A and Class B Common Stock to holders of record of such shares on February 14, 2005, and paid an aggregate amount of approximately $272.0 million on March 1, 2005.

                               --- --- --- --- ---

                          HOLLINGER INTERNATIONAL INC.
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   MAY 11, 2005                    By /s/ James R. Van Horn
     ----------------                     --------------------------------------
                                          Name:  James R. Van Horn
                                          Title: Vice President, General Counsel
                                                 and Secretary


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).